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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For August 29, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	Material Change Report of Falconbridge Limited, dated August 28, 2006.
Exhibit 99.2	News Release, dated August 17, 2006, of Xstrata plc regarding "Falconbridge Announces Changes to Board of Directors".
Exhibit 99.3	News Release, dated August 28, 2006, of Xstrata plc regarding "Xstrata Acquires Additional 4.9% of Falconbridge and Commences Compulsory Acquisition to Achieve 100%".

        The Material Change Report shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report is specifically incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-126529).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
August 29, 2006
	By:	/s/ "Stephen K. Young" Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Material Change Report of Falconbridge Limited, dated August 28, 2006.
Exhibit 99.2	News Release, dated August 17, 2006, of Xstrata plc regarding "Falconbridge Announces Changes to Board of Directors".
Exhibit 99.3	News Release, dated August 28, 2006, of Xstrata plc regarding "Xstrata Acquires Additional 4.9% of Falconbridge and Commences Compulsory Acquisition to Achieve 100%".

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Exhibit Index